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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                  (RULE 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)1

                                  MONEYZONE.COM
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   60935 W103
                                 (CUSIP Number)

                                 SUSAN E. MCAVOY
                         6000 FAIRVIEW ROAD, SUITE 1410
                               CHARLOTTE, NC 28210
                                 (704) 553-1442
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 30, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 60935 W103                       13D            Page 2 of 8 Pages


1             NAME OF REPORTING PERSONS
              S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              A1 Internet.com, Inc.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                   (b) |_|
3             SEC USE ONLY

4             SOURCE OF FUNDS
              Not applicable

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Nevada

   NUMBER OF SHARES     7           SOLE VOTING POWER
BENEFICIALLY OWNED BY               600,000 shares of Common Stock.
EACH REPORTING PERSON
         WITH           8           SHARED VOTING POWER
                                    0 shares of Common Stock.

                        9           SOLE DISPOSITIVE POWER
                                    600,000 shares of Common Stock.

                        10          SHARED DISPOSITIVE POWER
                                    0 shares of Common Stock.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000 shares of Common Stock

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW          |_|
              (11) EXCLUDES CERTAIN SHARES

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.63% of Common Stock, based on 6,233,335 shares of Common Stock issued and outstanding at January 31, 1999. See Item 5 herein.

14            TYPE OF REPORTING PERSON
              CO



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ITEM 1.   SECURITY AND ISSUER.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed on July 22, 1999 (the "Schedule 13D"), relating to shares of common stock, $.001 par value per share (the "Common Stock"), of MoneyZone.com (formerly known as EBonlineinc.com) (the "Issuer"), a Nevada corporation having its principal executive offices at 6000 Fairview Road, Suite 1410, Charlotte, North Carolina 28210.

ITEM 2.   IDENTITY AND BACKGROUND.

Corporate Securityholder.

         (a) This statement is being filed by A1 Internet.com, Inc., a Nevada corporation ("A1 Internet" or the "Reporting Person").

         (b) The address of the principal executive office and of the principal business of A1 Internet is 15825 Shady Grove Road, Suite 50, Rockville, Maryland 20850.

         (c)      The principal business of A1 Internet:

                  A1 Internet.com, Inc. is a full-service solutions provider of internet development, connectivity, systems integration and e-commerce services and provides, through its wholly owned subsidiary, A1 Internet Services Inc., global wholesale internet access including unlimited dial up connections, personal web space, email services and e-commerce capabilities.

         (d) During the last five years, A1 Internet has not been convicted in a criminal proceeding.

         (e) During the last five years, A1 Internet has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers, Directors and/or Persons Controlling A1 Internet.

         Bruce Bertman.

         (a) Bruce Bertman ("Mr. Bertman"), a director and the Chief Executive Officer, President, Treasurer and Chairman of the Board of A1 Internet.

         (b) Mr. Bertman's business address is c/o A1 Internet.com, Inc., 15825 Shady Grove Road, Suite 50, Rockville, Maryland 20850.

         (c) Mr. Bertman's principal occupation is as Chief Executive Officer of A1 Internet.

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         (d)      During the last five years, Mr. Bertman has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Bertman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Bertman is a citizen of the United States and a resident of Maryland.

         Donald Dea.

         (a)      Donal Dea ("Mr. Dea"), Secretary and a director of A1
                  Internet.

         (b) Mr. Dea's business address is c/o A1 Internet.com, Inc., 15825 Shady Grove Road, Suite 50, Rockville, Maryland 20850.

         (c)      Mr. Dea's principal occupation is as Secretary of A1 Internet.

         (d) During the last five years, Mr. Dea has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Dea has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Dea is a citizen of the United States and a resident of Maryland.

         Martin A. Sumichrast.

         (a)      Martin A. Sumichrast ("Mr. Sumichrast"), a director of A1
                  Internet.

         (b) Mr. Sumichrast's business address is c/o Eastbrokers International Incorporated, 6000 Fairview Road, Suite 1410, Charlotte, North Carolina 28210.

         (c) Mr. Sumichrast's principal occupation is as Chairman, Chief Executive Officer and President of Eastbrokers International Incorporated.

         (d) During the last five years, Mr. Sumichrast has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Sumichrast has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations

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                  of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Sumichrast is a citizen of the United States and a resident of North Carolina.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

The securities of the Company referenced herein were acquired for investment purposes.

While neither the Reporting Person nor its affiliates have any present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer currently held by the Reporting Person (and its affiliates), the investments in the Issuer by the Reporting Person (and its affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set forth in the Schedule 13D to which this Amendment relates, the Reporting Person (and its affiliates) do not at the present time have any plans or proposals which relate to or would result in:

         (1) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (4) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (5) Any material change in the present capitalization or dividend policy of the Issuer;

         (6) Any other material change in the Issuer's business or corporate structure;

         (7) Changes in the Issuer's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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         (9)      A class of equity  securities of the Issuer becoming  eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (10)     Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Corporate Securityholder.

         (a) As of the date hereof, A1 Internet is the record and beneficial owner of 600,000 shares of Common Stock. This number represents 9.63% of the issued and outstanding shares of Common Stock, based on 6,233,335 shares issued and outstanding at January 31, 2000.

         (b)      Not applicable.

         (c) Transactions during the past 60 days: A1 Internet disposed of 575,000 shares of the Common Stock on December 30, 1999 in a private transaction for an aggregate consideration of $1.00.

         (d)      Not applicable.

         (e)      Not applicable.

Executive Officers, Directors and/or Persons Controlling A1 Internet.

         Bruce Bertman.

         (a) As of the date hereof, Mr. Bertman is the record and beneficial owner of 150,000 shares of Common Stock. This number represents 2.41% of the issued and outstanding shares of Common Stock, based on 6,233,335 shares issued and outstanding at January 31, 2000.

         (b) Mr. Bertman has sole voting power over and sole power to dispose of all 150,000 shares of Common Stock beneficially owned by him.

         (c) Transactions during the past 60 days: There have been no transactions effected by Mr. Bertman in the Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 150,000 shares of Common Stock owned by Mr. Bertman.

         (e)      Not applicable.


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         Donald Dea.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Martin A. Sumichrast.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         A1 INTERNET.COM, INC.

                                                      February __, 2000
                                         ---------------------------------------
                                                       (Date)


                                         ---------------------------------------
                                                     (Signature)

                                          Bruce Bertman/Chief Executive Officer
                                         ---------------------------------------
                                                     (Name/Title)


















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